SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date May 31, 2006	By	/s/ Alfred W. Vitale
Name: Alfred W. Vitale
Title: President

Financial Statements of

UNILENS VISION INC.

Nine months ended March 31, 2006 and 2005
(unaudited)

Report date - May 30, 2006

UNILENS VISION INC.
(the “Company”)
Financial Statements
Nine Months Ended March 31, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, the statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Alfred W. Vitale”	“Michael J. Pecora”
President and Chief Executive Officer	Chief Financial Officer

May 30, 2006

UNILENS VISION INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)
MARCH 31, 2006
(expressed in U.S. dollars)
	March 31, 2006	June 30,2005
ASSETS
CURRENT
Cash and cash equivalents	$1,456,372	$374,302
Accounts receivable	822,464	842,206
Royalties and other receivables	514,942	481,802
Inventories	993,380	867,158
Prepaid expenses	63,341	16,598
Deferred tax asset - current	1,040,800	1,040,800
Total current assets	4,891,299	3,622,866
PROPERTY, PLANT AND EQUIPMENT	446,801	389,719
OTHER ASSETS	46,097	36,061
DEFERRED TAX ASSET	2,682,151	3,268,300
Total assets	$8,066,348	$7,316,946
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities	$755,260	$1,082,242
Total current liabilities	755,260	1,082,242
Total liabilities	755,260	1,082,242
STOCKHOLDERS' EQUITY
Capital stock (Note 1)
Authorized
100,000,000 common shares with no par value
100,000,000 Preference “A” shares at a par value of Cdn. $10 each
100,000,000 Preference “B” shares at a par value of Cdn. $50 each
Issued and outstanding
4,441,315 common shares (June 30, 2005 - 4,193,815)	27,575,628	27,434,950
Additional paid-in capital	8,970	8,970
Cumulative translation adjustment	(24,780)	(18,922)
Deficit	(20,248,730)	(21,190,294)
Total stockholders’ equity	7,311,088	6,234,704
Total liabilities and stockholders’ equity	$8,066,348	$7,316,946

Approved by the Directors:
Director: signed “Alfred W. Vitale”
Director: signed “William D. Baxter”

UNILENS VISION INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
FOR THE NINE MONTHS ENDED MARCH 31, 2006
(expressed in U.S. dollars)
	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	Nine Months Ended March 31, 2006	Nine Months Ended March 31, 2005
INCOME
Sales	$1,585,086	$1,270,592	$4,559,686	$3,402,271
Cost of sales	921,906	738,182	2,609,238	2,061,909
Gross profit	663,180	532,410	1,950,448	1,340,362
EXPENSES
Sales and marketing	375,402	264,859	1,025,524	666,940
Administration	232,705	216,404	764,941	590,583
Research and development	39,559	18,335	111,009	48,505
	647,666	499,598	1,901,474	1,306,028
Income from operations	15,514	32,812	48,974	34,334
OTHER ITEMS
Royalty income	489,551	414,207	1,463,446	1,158,424
Other income (expense)	402	601	487	(1,330)
Interest income (expense)	8,341	(6,830)	14,805	(22,274)
	498,294	407,978	1,478,738	1,134,820
Income before tax	513,808	440,790	1,527,712	1,169,154
Income tax expense	199,119	168,584	586,148	446,485
Net income for the period	314,689	272,206	941,564	722,669
Deficit, beginning of period	(20,563,419)	(22,977,618)	(21,190,294)	(23,428,081)
Deficit, end of period	$(20,248,730)	$(22,705,412)	$(20,248,730)	$(22,705,412)
Income per common share:
Basic	$0.07	$0.06	$0.22	$0.17
Diluted	$0.07	$0.06	$0.21	$0.16
Weighted average number of common shares outstanding during the period:
Basic	4,318,648	4,193,815	4,246,187	4,193,815
Effect of dilutive options	213,664	290,490	269,378	275,931
Diluted	4,532,312	4,484,305	4,515,565	4,469,746

UNILENS VISION INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)
FOR THE NINE MONTHS ENDED MARCH 31, 2006
(expressed in U.S. dollars)
	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	Nine Months Ended March 31, 2006	Nine Months Ended March 31, 2005
CASH PROVIDED (USED) BY:
OPERATING ACTIVITIES
Net income for the period	$314,689	$272,206	$941,564	$722,669
Adjustments to reconcile to net cash provided (used) by operating activities:
Amortization	30,813	18,406	83,721	58,411
Amortization of tax asset	199,120	168,584	586,149	446,485
Net change in non-cash working capital items (Note 2):	(205,851)	(217,808)	(384,902)	(387,021)
Cash flows from operating activities	338,771	241,388	1,226,532	840,544
FINANCING ACTIVITIES
Repayment of long term debt -related party	-	(325,000)	-	(400,000)
Repayment of long term debt	-	(192,406)	-	(527,531)
Capital stock issued for cash	130,553	2,850	140,678	2,850
Cash flows from financing activities	130,553	(514,556)	140,678	(924,681)
INVESTING ACTIVITIES
Purchase of capital and other assets	(77,383)	(12,975)	(279,230)	(36,833)
Cash flows from investing activities	(77,383)	(12,975)	(279,230)	(36,833)
Increase (decrease) in cash	391,941	(286,143)	1,087,980	(120,970)
Effect of exchange rate changes on cash	(597)	6,418	(5,910)	(719)
CASH, BEGINNING OF PERIOD	1,065,028	630,475	374,302	472,439
CASH, END OF PERIOD	$1,456,372	$350,750	$1,456,372	$350,750
Supplemental disclosure of cash flow information:
Cash paid during period for income tax	$-	$-	$-	$-
Cash paid during period for interest	$-	$6,798	$-	$22,274

UNILENS VISION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
MARCH 31, 2006
(Expressed in U. S. Dollars)

The accompanying consolidate financial statements (the “Financial Statements”) for the interim period ended March 31, 2006 (the “Interim Period”) are i) prepared on the basis of accounting principles generally accepted in the United States, ii) conform in all material respects with accounting principals generally accepted in Canada, except as disclosed in Note 5 hereto, iii) and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The Financial Statements are not necessarily indicative of the results to be expected for the full year. The Financial Statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended June 30, 2005. Additional information concerning the Company is contained in the Management Discussion and Analysis filed with this interim report.

1.	CAPITAL STOCK

		Nine Months Ended March 31, 2006		Nine Months Ended March 31, 2005
	Number of shares	Amount	Number of shares	Amount

Common shares issued and outstanding
Balance beginning of period	4,193,815	$27,434,950	4,178,815	$27,432,100
Exercise of options for cash	247,500	140,678	15,000	2,850
Balance beginning and end of period	4,441,315	$27,575,628	4,193,815	$27,434,950

Stock Option Plan, Incentive Stock Options, and Warrants

The Company has granted share purchase options from time to time in accordance with the terms of its stock option plan. The following table describes the number of shares, exercise price, and expiry dates of the share purchase options, all of which are fully vested that were outstanding at March 31, 2006:

Number of Options	Vested	Exercise Price	Expiry Date
10,000	10,000	Cdn. $0.25	May 6, 2006
20,000	20,000	Cdn. $0.62	December 9, 2008
30,000	30,000	US $0.48	December 9, 2008
30,000	30,000	Cdn. $0.95	March 3, 2009
22,500	22,500	US $0.71	March 3, 2009
20,000	20,000	US $2.07	January 4, 2010
132,500	132,500

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

UNILENS VISION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
MARCH 31, 2006
(Expressed in U. S. Dollars)

1.	CAPITAL STOCK (Cont’d…)

Stock Based Compensation

Statements of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount employees are required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

The following table illustrates the effect on income and income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Nine Months Ended March 31, 2006	Nine Months Ended March 31, 2005
Income as reported:	$941,564	$722,669

Add: total stock-based employee compensation expense included in income, as reported determined under APB 25	-	-

Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	-	(27,281)
Pro-forma income	$941,564	$695,388
Income per common share, as reported
Basic	$0.22	$0.17
Diluted	$0.21	$0.16
Pro-forma income per common share
Basic	$0.22	$0.17
Diluted	$0.21	$0.16

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option pricing model, during the last three fiscal years were:

	2005	2004	2003
Risk free interest rate	4%	2.75%	4.5%
Expected life	5 years	5 years	5 years
Expected volatility	56%	85%	303%
Expected dividends	Nil	Nil	Nil
Weighted average estimated fair value per option issued	US $1.07	US $0.19	US $0.09

UNILENS VISION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
MARCH 31, 2006
(Expressed in U. S. Dollars)

2.	CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	Nine Months Ended March 31, 2006	Nine Months Ended March 31, 2005
Net change in non-cash working capital items:
Receivables	$(56,523)	$(85,083)	$(13,399)	$(245,895)
Inventories	(70,120)	(288,974)	(126,222)	(173,923)
Other assets	11,431	9,007	(56,728)	3,445
Accounts payable and accrued liabilities	(90,639)	147,242	(188,553)	29,352
	$(205,851)	$(217,808)	$(384,902)	$(387,021)

3.	RELATED PARTY TRANSACTIONS

The Company had certain transaction with related parties during the periods presented below.

Type of transaction	Nature of relationship	Nine Months Ended March 31, 2006	Nine Months Ended March 31, 2005
Accounting fees	To an officer	$-	$4,479
Interest charged to the Company	By an affiliated company	-	22,274

4.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Segment revenue consists of the following lens categories for the three months and nine months ended March 31:

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	Nine Months Ended March 31, 2006	Nine Months Ended March 31, 2005

Disposable lenses	$812,035	$585,662	$2,162,879	$1,653,940
Conventional soft lenses	426,293	346,852	1,051,703	710,104
Gas permeable lenses	163,669	137,448	497,436	503,392
Replacement and other lenses	183,089	200,630	847,668	534,835

Total sales	$1,585,086	$1,270,592	$4,559,686	$3,402,271

5.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Financial Statements have been prepared in conformity with US GAAP. Material variations in the accounting principles, practices and methods used in preparing the Financial Statements from Cdn GAAP are described and quantified below.

Except as disclosed hereunder, there are no material differences between US GAAP and Cdn GAAP in connection with the Company’s consolidated balance sheets as at March 31, 2006 and June 30, 2005. There were no material differences

UNILENS VISION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
MARCH 31, 2006
(Expressed in U. S. Dollars)

5.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

between US GAAP and Cdn GAAP in connection with the Company’s consolidated statements of operations and cash flows for the Interim Periods ended March 31, 2006 and 2005.

	As at March 31, 2006
	US GAAP	Adjustments	Cdn. GAAP
ASSETS
Current
Cash and cash equivalents	$1,456,372	$-	$1,456,372
Accounts receivable	822,464	-	822,464
Royalties and other receivables	514,942	-	514,942
Inventories	993,380	-	993,380
Prepaid expenses	63,341	-	63,341
Deferred tax asset - current	1,040,800	-	1,040,800
Total current assets	4,891,299	-	4,891,299
Property, plant, and equipment	446,801	-	446,801
Other assets	46,097	-	46,097
Deferred tax asset	2,682,151	-	2,682,151
Total assets	$8,066,348	$-	$8,066,348

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$755,260	$-	$755,260
Total current liabilities	755,260	-	755,260
Total liabilities	755,260	-	755,260
Stockholders' equity
Capital stock	27,575,628	-	27,575,628
Additional paid-in capital	8,970	114,991	123,961
Cumulative translation adjustment	(24,780)	-	(24,780)
Deficit	(20,248,730)	(114,991)	(20,363,721)
Total stockholders’ equity	7,311,088	-	7,311,088
Total liabilities and stockholders’ equity	$8,066,348	$-	$8,066,348

UNILENS VISION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
MARCH 31, 2006
(Expressed in U. S. Dollars)

5.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	As at June 30, 2005
	US GAAP	Adjustments	Cdn. GAAP
ASSETS
Current
Cash and cash equivalents	$374,302	$-	$374,302
Accounts receivable	842,206	-	842,206
Royalties and other receivables	481,802	-	481,802
Inventories	867,158	-	867,158
Prepaid expenses	16,598	-	16,598
Deferred tax asset - current	1,040,800	-	1,040,800
Total current assets	3,622,866	-	3,622,866
Property, plant, and equipment	389,719	-	389,719
Other assets	36,061	-	36,061
Deferred tax asset	3,268,300	-	3,268,300
Total assets	$7,316,946	$-	$7,316,946

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$1,082,242	$-	$1,082,242
Total current liabilities	1,082,242	-	1,082,242
Total liabilities	1,082,242	-	1,082,242
Stockholders' equity
Capital stock	27,434,950	-	27,434,950
Additional paid-in capital	8,970	114,991	123,961
Cumulative translation adjustment	(18,922)	-	(18,922)
Deficit	(21,190,294)	(114,991)	(21,305,285)
Total stockholders’ equity	6,234,704	-	6,234,704
Total liabilities and stockholders’ equity	$7,316,946	$-	$7,316,946

Stock-based compensation

Under Cdn GAAP, but not under US GAAP, commencing July 1, 2004, the Company is required to record stock based compensation for all options granted to employees. The Company has applied this charge on a retroactive basis with the opening deficit balance being adjusted for the cumulative effect of the change.

UNILENS VISION INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
MARCH 31, 2006
(Expressed in U. S. Dollars)

6.	CONCENTRATIONS

Volume of business risk

The Company has concentrations in the volume of purchases it conducts with one supplier. For the nine months ended March 31, 2006, the Company purchased approximately 20% of its inventory from that supplier (2005 - 24%). At March 31, 2006, the Company owed this supplier approximately $72,840.

7.	ASSET PURCHASE AGREEMENT

On February 23, 2005, the Company entered into an asset purchase agreement to acquire the Aquaflex and SoftCon product lines. Under the terms of the agreement, the Company will pay up to $350,000 for inventory, trademarks, regulatory approvals, and various other assets. The Company assigned the $350,000 cost to inventory, of which $150,000 was paid at closing, with the remaining $200,000 to be paid upon the sale of inventory. At March 31, 2006, the balance due was $79,920. As part of this agreement, the Company will also pay a royalty ranging from five percent to eight percent on all future sales of the acquired product lines over the next five years.

Form 52-109F2 Certification of Interim Filings

I, Alfred Vitale, President and Chief Executive Officer of Unilens Vision Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Unilens Vision Inc. (the issuer) for the interim period ending March 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 30, 2006

/s/ Alfred Vitale
Alfred Vitale
President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Michael Pecora, Chief Financial Officer of Unilens Vision Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Unilens Vision Inc. (the issuer) for the interim period ending March 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 30, 2006

/s/ Michael Pecora
Michael Pecora
Chief Financial Officer

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS - MARCH 31, 2006

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, "we", "us", "our", the “Company” or "Unilens" refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the interim consolidated financial statements and notes thereto for the quarter ended March 31, 2006 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Note 21 to the consolidated financials statements for the year ended June 30, 2005 describes material differences between the amounts reported therein and the amounts that would have been reported had they been prepared in conformity with Cdn GAAP. Note 5 to the Financial Statements describes material differences between the amounts reported therein and the amounts that would have been reported had the Financial Statements been prepared in conformity with Cdn GAAP. Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We manufacture, distribute and license specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through a network of distributors, sales representatives and independent sales brokers. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses and (iv) replacement and other lenses. Our disposal lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. We expect the C-Vue multifocal and the C-Vue Aspheric single vision lenses will make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and our newest acquisition, the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the quarter ended March 31, 2006 (the “Current Quarter”) and includes relevant information up to May 30th, 2006 (the “Report Date”).

Overall Performance

Revenue derived from the C-Vue disposable multifocal continues to steadily increase. Revenue was bolstered by the launch in January 2005 of a new toric multifocal utilizing our patented technology and from product acquisitions in February 2005, which account for approximately 13% and 10% respectively of our revenue for the Current Quarter. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to post strong gains.

Sales for the Current Quarter increased by 24.8% to $1.6 million, compared to $1.3 million for the quarter ended March 31, 2005 (the “Prior Quarter”). The increase was primarily due to significant growth in the sales of the C-Vue disposable multifocal, new product acquisitions and a product launch, which was partially offset by an expected decline in the sales of some of our replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before tax for the 2006 Current Quarter increased by $73 thousand or 16.6% to $0.5 million, primarily resulting from an increase in royalty income. As of March 31, 2006 we had positive working capital of $4.1 million, which represents an increase of $1.6 million compared to working capital of $2.5 million as of June 30, 2005. The increase in working capital was principally due to an increase in cash and a reduction in liabilities.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2005, 2004, and 2003. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2005 ($)	2004 ($)	2003 ($)
Income Statement Data
Revenues	4,971,577	4,074,577	3,129,101
Income (loss) from operations	91,580	(42,387)	(272,578)
Income (loss) before tax benefit and extraordinary items	1,710,687	863,121	(140,730)
Income before extraordinary items	2,237,787	4,124,171	1,558,270
Income for the year	2,237,787	6,076,734	1,558,270

Income per common share outstanding - basic and diluted:
Income before extraordinary item
Basic	0.53	1.01	0.41
Diluted	0.50	1.00	0.41
Income for the year
Basic	0.53	1.49	0.41
Diluted	0.50	1.48	0.41

Dividends	-	-	-

As at June 30
Balance Sheet Data
Total assets	7,316,946	6,095,950	3,466,586
Working capital	2,540,624	1,381,148	1,969,314
Long-term liabilities	-	688,139	4,474,576
Total liabilities	1,082,242	2,085,117	5,604,564
Capital stock	27,434,950	27,432,100	27,367,615
Stockholders’ equity (deficiency)	6,234,704	4,010,833	(2,173,978)

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from three to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $1,632,051, $937,934, and $267,652 for the 2005, 2004 and 2003 Fiscal Years, respectively.

In the 2003 Fiscal Year we recorded $1.7 million in net income tax benefits that resulted from the recognition of deferred tax assets expected to be realized. The recognition of the tax asset increased our net income and working capital during the 2003 Fiscal Year by $1.7 million and 1.5 million, respectively. Also in the 2003 Fiscal Year, we reclassified $3.2 million of short-term debt to long-term, which resulted in an increase in working capital of $3.2 million during the year.

In the 2004 Fiscal Year, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax amortization and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004. Also in the 2004 Fiscal Year we recorded approximately $3.3 million in net income tax benefits that resulted from the recognition of deferred tax assets, expected to be realized in the future which was offset by a reduction in the deferred tax asset during the year.

In the 2005 Fiscal Year we recorded a net income tax benefit of $527,100. The income tax benefit is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

Supplemental Information in connection with Cost of Sales, General and Administrative and Marketing Expense

Cost of Sales:	Nine Months Ended March 31, 2006	Nine Months Ended March 31, 2005
Payroll and benefits	$921,138	$643,228
Raw materials and supplies	963,308	788,192
Allocations and other expenses	724,792	630,489
	$2,609,238	$2,061,909

General and Administrative:	Nine Months Ended March 31, 2006	Nine Months Ended March 31, 2005
Consulting/professional fees	$403,241	$307,761
Bad debts	10,233	9,615
Depreciation and amortization	27,694	22,128
License, taxes, and regulatory fees	50,999	45,872
Office, insurance, and supplies	183,562	109,017
Rental and utilities	259,220	246,973
Travel and entertainment	18,932	17,974
Wages and benefits	431,071	331,871
Allocated expenses	(620,011)	(500,628)
	$764,941	$590,583

Sales and Marketing:	Nine Months Ended March 31, 2006	Nine Months Ended March 31, 2005
Consulting fees	$192,472	$132,942
Depreciation and amortization	2,825	935
Office, insurance, and supplies	54,319	34,787
Promotion and advertising	289,340	191,301
Rental and utilities	1,579	1,521
Travel and entertainment	14,819	9,097
Wages and benefits	318,947	164,705
Allocated expenses	151,223	131,652
	$1,025,524	$666,940

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,441,315 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Options

The Unilens Vision Incentive Stock Option Plan allowed for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price	Expiry Date
10,000	10,000	Cdn. $0.25	May 6, 2006
20,000	20,000	Cdn. $0.62	December 9, 2008
30,000	30,000	US $0.48	December 9, 2008
30,000	30,000	Cdn. $0.95	March 3, 2009
22,500	22,500	US $0.71	March 3, 2009
20,000	20,000	US $2.07	January 4, 2010
132,500	132,500

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

During the Current Quarter ending March 31, 2006, options for 230,000 shares of common stock were exercised for gross proceeds of $130,553.

Common shares issued by the Company during the Current Quarter ending March 31, 2006 - 230,000

Options granted by the Company during the Current Quarter ending March 31, 2006 - None

Shares in escrow or subject to pooling as at March 31, 2006 - None

Results of Operations

Current Quarter

During the three months ended March 31, 2006 (the “Current Quarter”) we earned income before tax of $513,808 compared to income before tax of $440,790 for the three months ended March 31, 2005 (the “Prior Quarter”). The increase in income before tax during the Current Quarter of $73,018 as compared to the Prior Quarter, was primarily due to (i) an increase in royalty income of $75,344 to $489,551 in the Current Quarter as compared to $414,207 in the Prior Quarter derived from the license agreement with Bausch & Lomb, (ii) an increase in gross margin of $130,770 on higher sales during the Current Quarter, (iii) an increase in expenses of $148,068 described below, and (iv) a decrease in interest and other expenses, offset by interest income, for a net increase in income of $14,972. After recording income tax expense of $199,119, we had net income of $314,689 or $0.07 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $272,206 or $0.06 per diluted share after recording income tax expense of $168,584.

Sales during the Current Quarter were $1,585,086, an increase of $314,494 (24.8%), as compared to sales of $1,270,592 during the Prior Quarter. The disposable lens category increased by 38.7% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category increased by 22.9% due to sales of our C-Vue Toric multifocal which was launched in January of 2005. Our gas permeable category increased, by 19.1%, even with a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category decreased by 8.7% due to product lines that are nearing the end of their life cycle offset by sales from the acquisition of the SoftCon and Aquaflex brands from CIBA Vision at the end of February 2005, which accounted for approximately 10% of our sales during the Current Quarter. Gross margin remained relatively flat at 41.8% in the Current Quarter compared to 41.9% in the Prior Quarter due to a minor shift in product mix towards lower margin products and product promotions.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was primarily due to increases in sales and marketing expenses of $110,543 and administration expenses of $16,301. Sales and marketing expenses increased primarily due to increased sales commissions on higher sales, salaries associated with additional sales positions, and costs associated with the February 2006 launch of the C-Vue Aspheric single vision lens. Administration expenses increased primarily due to increased consulting, legal, and professional fees associated with general regulatory compliance issues and strategic analysis, increased insurance expense and additional wages for personnel associated with the general increase in the Company’s activities during the period.

During the Current Quarter we recorded income tax expense of $199,119 compared to income tax expense in the Prior Quarter of $168,584. We record income tax at the statutory rates, but currently pay no income tax due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income in the Current Quarter compared to the Prior Quarter.

Year to Date

During the nine months ended March 31, 2006 (the “Current Period”) we earned income before tax of $1,527,712 compared to income before tax of $1,169,154 for the nine months ended March 31, 2005 (the “Prior Period”). The increase in income before tax during the Current Period of $358,558 as compared to the Prior Period, was primarily due to (i) an increase in royalty income of $305,022 to $1,463,446 in the Current Period as compared to $1,158,424 in the Prior Period derived from the license agreement with Bausch & Lomb, (ii) an increase in gross margin of $610,086 on higher sales during the Current Period, (iii) an increase in expenses of $595,446 described below, and (iv) a decrease in interest and other expenses offset by interest income, for a net increase in income of $38,896. After recording income tax expense of $586,148, we had net income of $941,564 or $0.21 per diluted share for the Current Period. In comparison, in the Prior Period we had net income of $722,669 or $0.16 per diluted share after recording income tax expense of $446,485.

Sales during the Current Period were $4,559,686, an increase of $1,157,415 (34.0%) as compared to sales of $3,402,271 during the Prior Period. The disposable lens category increased by 30.8% due to continued sales growth of the C-Vue disposable multifocal lens. Our conventional soft lens category increased by 48.1% due to sales of our C-Vue Toric multifocal launched in January of 2005. Our gas permeable category declined as expected, by 1.2%, reflecting a continued overall decline in gas permeable fits. The replacement lens category increased by 58.5% due to the acquisition of the SoftCon and Aquaflex brands, which accounted for approximately 11% of sales during the Current Period. Gross margin increased from 39.4% in the Prior Period to 42.8% in the Current Period due to a shift in product mix towards higher margin products and price increases.

The increase in expenses during the Current Period, as compared to the Prior Period, was primarily due to increases in sales and marketing expenses of $358,584 and administration expenses of $174,358. Sales and marketing expenses increased primarily due to increased sales commissions on higher sales, salaries associated with additional sales positions, and costs associated with an escalation in our marketing campaigns to support existing and new product launches. Administration expenses increased primarily due to increased consulting, legal, and professional fees associated with general regulatory compliance issues and strategic analysis, increased insurance expense, and additional wages for personnel associated with the general increase in the Company’s activities during the period.

During the Current Period we recorded income tax expense of $586,148 compared to income tax expense in the Prior Period of $446,485. The increase in income tax expense is the result of higher income in the Current Period compared to the Prior Period.

Seasonality

The results of operations for the Current Quarter and Current Period are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31 historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending
	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,585,086	1,405,486	1,569,114	1,569,306	1,270,592	1,021,725	1,109,954	1,117,182
Operating income (loss) for the quarter	15,514	(46,613)	80,073	57,246	32,812	(11,900)	13,422	70,588
Income before tax benefit and extraordinary items	513,808	485,696	528,208	541,533	440,790	361,901	366,463	375,302
Income before extraordinary items	314,689	297,399	329,476	1,515,118	272,206	210,153	240,310	3,859,166
Income for the period	314,689	297,399	329,476	1,515,118	272,206	210,153	240,310	3,800,561
Income per common share outstanding - basic and diluted
Income before extraordinary items
Basic	0.07	0.07	0.08	0.36	0.06	0.05	0.06	0.93
Diluted	0.07	0.07	0.07	0.34	0.06	0.05	0.05	0.92
Net income for the period
Basic	0.07	0.07	0.08	0.36	0.06	0.05	0.06	0.91
Diluted	0.07	0.07	0.07	0.34	0.06	0.05	0.05	0.90

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars. Certain of the prior period comparative figures have been reclassified to conform to the presentation adopted for the current period.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004
	($)	($)	($)	($)	($)	($)	($)	($)

Royalty income	489,551	526,809	447,086	473,627	414,207	386,983	357,234	313,673

In the quarter ending June 30, 2004 we recorded approximately $3.4 million in net income tax benefits resulting from the recognition of deferred tax assets expected to be realized, which was partially offset by a reduction in the deferred income tax asset resulting from the application of tax loss carry forwards against the taxable income earned during the quarter.

In the quarter ending June 30, 2005 we recorded approximately $1.2 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of March 31, 2006, the Company had working capital of $4,136,039 representing an increase of $601,225 from our working capital at December 31, 2005 of $3,534,814. Positive cash flow from operating activities totalled $338,771 for the Current Quarter ending March 31, 2006, some of which was used for the payment of capital assets in the amount of $77,383. The Company also received cash of $130,553 from capital stock issued from the exercise of stock options during the Current Quarter.

Year to Date

As of March 31, 2006, the Company had working capital of $4,136,039 representing an increase of $1,595,415 from our working capital at June 30, 2005. Positive cash flow from operating activities totalled $1,226,532 for the Current Period ending March 31, 2006, some of which was used for the payment of capital assets in the amount of $279,230. The Company also received cash of $140,678 from capital stock issued from the exercise of stock options during the Current Period.

Related Party Transactions

During the nine months ending March 31, 2006, we incurred no fees (2005 - $4,479) to, William Harper, an officer of the Company, for accounting services and incurred no interest expense (2005 - $22,274) on a note payable owed to Uniinvest Holdings AG, a related financial institution, which was paid off during the 2005 fiscal year.

Legal Proceedings

Other than ordinary routine litigation incidental to our business, there are no material pending legal proceedings to which we are a party or to which any of our properties is subject.

Trend Information

The specialty contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens was launched to eye care professionals in the United States in the middle of February 2006. . During the quarter ending March 31, 2006, the Company’s C-Vue disposable products accounted for approximately 50% of sales. The Company expects the sales of the C-Vue brand multifocal and single vision lenses will make up an increasing percentage of its future sales.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 48% of the Company’s sales. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacturer of the speciality moulded, or partially moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications or on terms that are acceptable to the Company.

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities, and long term debt. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

Revenue and profitability trends remain strong and we anticipate increased market penetration for our C-Vue brand of lenses, as well as continued earnings growth for the fiscal year ending June 30, 2006.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. In addition, we have retained RJ Falkner and Company (“Falkner”) as investor relations counsel for a full range of investor relations services including assisting us in responding to inquiries from potential investors and stockholders as well as the development of independent analyses, research reports, and other services. We pay a monthly consulting fee and reimburse Falkner for their expenses incurred in providing the services, and have granted Falkner an option to purchase up to 25,000 shares of common stock at an exercise price of US $0.48 with an expiry date of December 9, 2008.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Alfred W. Vitale - President & Chief Executive Officer
William D. Baxter	Michael J. Pecora - Chief Financial Officer
Nick Bennett	William S. Harper - Secretary
Elizabeth J. Harrison

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

“Alfred W. Vitale”

ALFRED W. VITALE, PRESIDENT